August 8, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	BlastGard International, Inc.
Registration Statement on Form SB-2
(File No. 333-121455)

Ladies and Gentlemen:

On behalf of BlastGard International, Inc. and in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to request an acceleration of the effective date of the above-referenced Registration Statement for Wednesday, August 10, 2005, at 9:00 a.m. Eastern Standard Time.

Very truly yours,

BLASTGARD INTERNATIONAL, INC.

/s/ Michael J. Gordon
Michael J. Gordon, CFO

BlastGard International, Inc.

12900 Automobile Blvd., Suite D

Clearwater, FL 33762, Tel: (727) 592-9400

Fax: (727) 592-9402, www.BlastGardIntl.com